                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. )*
                                       of
                           Tweedy, Browne Company L.P.




                                  SCHEDULE 13D
                                (Amendment No. )*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                                PINKERTON'S, INC.
                                (Name of Issuer)


                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                    723429106
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)




                                  JUNE 7, 1996
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 723429106                                 Page ______ of ______ Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Tweedy, Browne Company L.P. ("TBC")

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS*

                00
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
________________________________________________________________________________

                7       SOLE VOTING POWER  TBC has sole voting power with
                        respect to 366,005 shares held in certain TBC Accounts
   NUMBER OF            (as hereinafter defined). Additionally, certain of the
                        general partners of TBC may be deemed to have sole power
    SHARES              to vote certain shares as more fully set forth herein.
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                          0 shares
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER
                          O shares, except that certain of the general partners
   PERSON of TBC may be deemed to have sole power to dispose of certain shares as more fully set forth herein.
    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER
                          412,920 shares held in accounts of TBC
                          (as hereinafter defined)
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          412,920 shares
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.95%
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

       BD, IA & PN
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                  SCHEDULE 13D

CUSIP No. 723429106                                 Page ______ of ______ Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Vanderbilt Partners, L.P. ("Vanderbilt")

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS*

                00
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
________________________________________________________________________________

                7       SOLE VOTING POWER 7,100 shares, except that the general
   NUMBER OF            partners in Vanderbilt, solely by reason of their
                        positions as such, may be deemed to have shared power
    SHARES              to vote these shares.
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                          0 shares
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER
                          7,100 shares, except that the general partners
   PERSON                 in Vanderbilt, solely by reason of their positions
                          as such, may be deemed to have shared power to
    WITH                  vote these shares.
               _________________________________________________________________

               10       SHARED DISPOSITIVE POWER
                           0 shares
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,100 shares
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.08%
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

       PN
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

PRELIMINARY NOTE

         This Statement on Schedule 13D is being filed because the filing persons may be deemed to be members of a group comprised of Tweedy, Browne Company L.P. ("TBC") and Vanderbilt Partners, L.P. ("Vanderbilt"), which group may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Common Stock of Pinkerton's, Inc. However, the filing of this Schedule 13D should not be deemed an admission that TBC and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

ITEM 1. SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, $.001 par value (the "Common Stock"), of Pinkerton's, Inc. (the "Company"), which, to the best knowledge of the persons filing this Schedule 13D, is a company organized under the laws of Delaware, with its principal executive offices located at 15910 Ventura Boulevard, Suite 900, Encino, California 91436-2810.

ITEM 2. IDENTITY AND BACKGROUND

         (a) The persons filing this Schedule 13D are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership and (ii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. Annexed as Exhibit 99.1, which is incorporated by reference herein, is an agreement between TBC and Vanderbilt that this Schedule 13D is filed on behalf of each of them. The filing of this
Schedule 13D should not be deemed an admission that TBC and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

         This Schedule 13D contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

         The general partners of TBC and Vanderbilt are Christopher H. Browne, William H. Browne and John D. Spears (the "General Partners"). By reason of their positions as such, the general partners of TBC and Vanderbilt may be deemed to control TBC and Vanderbilt, respectively.

         (b) The business address of each of TBC, Vanderbilt and the General Partners is 52 Vanderbilt Avenue, New York, New York 10017.

         (c) TBC is engaged primarily in the business of a securities broker and dealer and investment adviser, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

         Vanderbilt is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

         The present principal occupation of each of the General Partners is serving as such for TBC, Vanderbilt and TBK Partners, L.P. , a private limited partnership. The principal business address of each of TBC, TBK and Vanderbilt is set forth above.

         (d) None of TBC, Vanderbilt, nor any General Partner has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) None of TBC, Vanderbilt, nor any General Partner has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

         (f) Each of TBC and Vanderbilt is a Delaware limited partnership. Each of the General Partners is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 412,920 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $10,101,102.

         The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at Fleet Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Fleet Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chemical Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

         As of the date hereof, Vanderbilt beneficially owns directly 7,100 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions hereof.) The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $175,246.

         It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see
Item 4 hereof), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

         Vanderbilt's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. No borrowings from Chemical Bank were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 4. PURPOSE OF TRANSACTION

         Each of TBC and Vanderbilt has acquired the shares of Common Stock owned by it for investment purposes and for none of the reasons enumerated in
Item 4 of Schedule 13D, except that TBC and Vanderbilt may dispose of all or some of the TBC Shares and the Vanderbilt Shares, respectively, or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. Currently, TBC and Vanderbilt intend to acquire additional shares of Common Stock in the open market, depending upon the price of the Common Stock from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 412,920 shares of Common Stock, which constitutes approximately 4.95% of the 8,346,469 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts. Also included in the TBC Shares are 215 shares of Common Stock held in a TBC Account for a charitable foundation, of which Christopher H. Browne is a trustee. Mr. Browne is a general partner in TBC and Vanderbilt.

         As of the date hereof, Vanderbilt beneficially owns directly 7,100 shares of Common Stock, which constitutes approximately 0.08% of the 8,346,469 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

         Each of TBC and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 420,020 shares, which constitutes approximately 5.03% of the 8,346,469 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC and Vanderbilt, respectively, is 420,020 shares, which constitutes approximately 5.03% of the 8,346,469 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner.

         Each of TBC and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 412,920 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 366,005 shares of Common Stock held in certain TBC Accounts.

         Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 366,005 shares of Common Stock held in certain TBC Accounts.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         (c) During the sixty-day period ended as of the date hereof, TBC and Vanderbilt have purchased shares of Common Stock in open market transactions as follows:

                      NO OF SHARES             PRICE
TBC ACCOUNTS          PURCHASED                PER SHARE

04/08/96                1,300                  $21 3/8
04/11/96               32,500                  $21.9903
04/11/96               20,000                  $22
04/23/96               20,000                  $24 7/8
04/24/96               50,900                  $24 3/4
04/30/96               20,000                  $24 5/8
05/02/96                7,000                  $24 1/8
05/06/96                  435                  $24 1/2
05/10/96               20,000                  $24 7/8
05/14/96               29,000                  $24 7/8
05/21/96                2,800                  $24 1/8
05/24/96               19,000                  $24 1/2
05/30/96               20,000                  $24 1/2
05/31/96                4,000                  $24 5/16
06/07/96              139,000                  $24 9/16

VANDERBILT:

06/07/96                7,100                  $24 9/16

         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described herein, none of TBC or Vanderbilt, nor, to the best knowledge of TBC, Vanderbilt, any other person named in Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.1 - - Agreement pursuant to Rule 13d-1(f)(1)(iii).

                                    SIGNATURE


         Each of Tweedy, Browne Company L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement (which includes the Exhibit annexed hereto) is true, complete and correct.

                                            TWEEDY, BROWNE COMPANY L.P.



                                            By /s/ Christopher H. Browne
                                              _______________________
                                              Christopher H. Browne
                                              General Partner





                                            VANDERBILT PARTNERS, L.P.



                                            By /s/ Christopher H. Browne
                                              ________________________
                                              Christopher H. Browne
                                              General Partner






Dated: June 10, 1996